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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Wilder Richman Historic Properties II, L.P.
(Name of Subject Company (Issuer))

Dixon Mill Investor, LLC (offeror)
(Names of Filing Persons
(identifying Status as offeror, issuer or other person))

Units of Limited Partnership Interest
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Mark M. Bava
Dixon Mill Investor, LLC
350 Veterans Boulevard
Rutherford, New Jersey 07070
(201) 804-8700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Gerald J. Guarcini, Esq.
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103
(215) 864-8625

CALCULATION OF FILING FEE:

Transaction Valuation	Amount of Filing Fee

$5,406,000(1)	$684.94

(1)
Calculated as the product of the number of Units on which the Offer is made and the gross cash price per Unit.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount previously paid:

  Form or registration no.:

  Filing party:

  Date filed:

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this "Statement") relates to an offer by Dixon Mill Investor, LLC, a New Jersey limited liability company (the "Purchaser"), to purchase 408 units of limited partnership interests ("Units") of Wilder Richman Historic Properties II, L.P., a Delaware limited partnership (the "Partnership"), at a cash purchase price of $13,250 per Unit, without interest, less the amount of Distributions (as defined in the Offer to Purchase (as defined herein)) per Unit, if any, made to unit holders by the Partnership after the date of the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 10, 2004, as it may be supplemented or amended from time to time (the "Offer to Purchase"), and the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the "Letter of Transmittal," which, together with the Offer to Purchase, constitutes the "Offer"), copies of which are filed as Exhibits 12.1 and 12.2 hereto, respectively. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

* * * * *

        The Purchaser plans to file a Consent Solicitation Statement with the Securities and Exchange Commission. WE URGE UNIT HOLDERS TO READ THE CONSENT SOLICITATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT THE PURCHASER FILES WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Unit holders will be able to obtain a free copy of the Consent Solicitation Statement and other related documents filed by the Purchaser at the SEC's website at www.sec.gov. When available, the Consent Solicitation Statement and other related documents may also be obtained free of charge by contacting: MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, (800) 322-2885. INFORMATION RELATING TO PERSONS WHO MAY BE DEEMED TO BE PARTICIPANTS IN THE CONSENT SOLICITATION AND THEIR INTERESTS IN THE CONSENT SOLICITATION ARE CONTAINED IN THE SCHEDULE 14A FILED WITH THE SEC BY THE PURCHASER UNDER RULE 14A-12 ON FEBRUARY 10, 2004.

* * * * *

Item 1. Summary Term Sheet.

        Reference is hereby made to the information set forth in the cover page, "Introduction" and "Summary of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

Item 2. Subject Company Information.

  (a)
  The name of the subject company is Wilder Richman Historic Properties II, L.P. The address of the Partnership's principal executive offices is 599 W. Putnam Avenue, Greenwich, Connecticut 06830. The telephone number of the Partnership is (203) 869-0900.

  (b)
  The class of equity securities to which this Statement relates is Units of Limited Partnership Interests in the Partnership. Reference is hereby made to the information set forth in "Certain Information Concerning the Partnership—Outstanding Units" of the Offer to Purchase, which is incorporated herein by reference.

  (c)
  Reference is hereby made to the information set forth in "Summary of the Offer" and "Certain Information Concerning the Partnership—Trading History of the Units" of the Offer to Purchase, which is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        Reference is hereby made to the information set forth in "Certain Information Concerning the Purchaser" and Schedule I concerning the members and officers of the Purchaser (the "Members and Officers") of the Offer to Purchase, which is incorporated herein by reference.

        None of the Purchaser or, to the knowledge of the Purchaser, any of the Members and Officers, has been (i) convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state laws.

Item 4. Terms of the Transaction.

        Reference is hereby made to the information set forth in "Summary of the Offer," "Details of the Offer" and "Certain Federal Income Tax Matters" of the Offer to Purchase, which is incorporated herein by reference.

        The Purchaser does not currently plan to provide a subsequent offering period, as described by Rule 14d-11 of Regulation 14D under the Securities Exchange Act of 1934, as amended.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        Reference is hereby made to the information set forth in "Summary of the Offer" and "Certain Information Concerning the Purchaser—Prior Acquisitions of Units and Prior Contacts" of the Offer to Purchase, which is incorporated herein by reference.

Item 6. Purpose of the Transaction and Plans or Proposals.

        Reference is hereby made to the information set forth in "Summary of the Offer" and "Future Plans of the Purchaser" of the Offer to Purchase, which is incorporated herein by reference. Except as set forth in the Offer to Purchase, the Purchaser does not have any present plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Partnership or the Units as is listed in paragraphs (c)(1) through (c)(7) of Item 1006 of Regulation M-A.

Item 7. Source and Amount of Funds or Other Consideration.

        Reference is hereby made to the information set forth in "Certain Information Concerning the Purchaser—Source of Funds" of the Offer to Purchase, which is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

        Reference is hereby made to the information set forth in "Certain Information Concerning the Purchaser—Prior Acquisitions of Units and Prior Contacts" and "Certain Information Concerning the Purchaser—General" of the Offer to Purchase, which is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

        Reference is hereby made to the information set forth in "Certain Legal Matters—Fees and Expenses" of the Offer to Purchase, which is incorporated herein by reference.

Item 10. Financial Statements.

        Certain selected information regarding the Partnership is set forth in Appendix A—Part II of the Offer to Purchase and is incorporated herein by reference.

        Certain information regarding the Purchaser's method of financing the Offer and the Purchaser's financial condition is set forth in "Certain Information Concerning the Purchaser—Source of Funds" of the Offer to Purchase and is incorporated herein by reference. Audited financial statements of the

Purchaser are not available because the Purchaser is a newly formed entity. The incorporation by reference in this Item of the above-referenced information does not constitute an admission that such information is material to a decision by a holder of the Units as to whether to sell, tender or hold Units.

Item 11. Additional Information.

        Reference is hereby made to the entire text of the Offer to Purchase and the related Agreement of Transfer and Letter of Transmittal, which are incorporated herein by reference.

Item 12. Exhibits.

  (a)
  (1) Offer to Purchase, dated February 10, 2004.

  (a)
  (2) Agreement of Transfer and Letter of Transmittal, with Instructions.

  (a)
  (3) Letter to Unit Holders dated February 10, 2004.

Item 13. Information Required by Schedule 13e-3.

        Not Applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2004

DIXON MILL INVESTOR, LLC
By:	/s/ MARK M. BAVA Mark M. Bava Authorized Agent

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated February 10, 2004.
(a)(2)	Agreement of Transfer and Letter of Transmittal, with instructions.
(a)(3)	Letter to Unit Holders dated February 10, 2004.

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  Item 1. Summary Term Sheet.
  Item 2. Sub j ect Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purpose of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13e-3.
SIGNATURE
EXHIBIT INDEX